MANAGEMENT DISCUSSION & ANALYSIS

The date of this Management Discussion and Analysis (“MD&A”) is November 28, 2007, for the year ended July 31, 2007 and should be read in conjunction with the Company’s audited consolidated financial statements and accompanying notes for the year ended July 31, 2007.

Forward Looking Statements
Certain disclosure in this MD&A contains forward-looking statements that involve risk and uncertainties. Such information, although considered reasonable by the Company at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Such risks and uncertainties include, but are not limited to, risks associated with operations, loss of market, regulatory matters, commodity price risk, environmental risks, industry competition, investments, uncertainties as to the availability and cost of financing, risks in conducting foreign operations, potential delays or changes in plans with respect to exploration or capital expenditures.

Business
Trans-Orient Petroleum Ltd. is a Vancouver, British Columbia, Canada based company. The Company’s operating strategy is focused on its international oil and gas exploration operations through its 100% interests in PEP 38348 and PEP 38349 that consist of 2,163,902 net acres of lightly explored land located in New Zealand’s East Coast Basin. The Company will also consider further investment into existing exploration and productions companies if opportunities become available that meet the Company’s specific investment criteria.

Selected Annual Financial Information
July 31,	2007	2006	2005

Net income (loss)	$(1,094,810)	$381,606	$1,142,246
Net income (loss) per share	(0.03)	0.02	0.06
Working capital	8,485,610	472,343	194,897
Total assets	12,418,436	2,915,621	2,541,989
Shareholders equity	$12,352,628	$2,903,215	$2,521,609

Results of Operations
The Company has incurred losses to date of $11,366,670 which includes a net loss for the 2007 fiscal year of $1,094,810 versus net income of $381,606 for the year ended July 31, 2006.

The Company’s net loss of $1,094,810 essentially consisted of a write-down in the Company’s investment in Austral Pacific Energy Ltd. (“Austral”) of $859,024 (2006: $136,262) and general and administrative (“G&A”) costs of $557,980 (2006: $305,173) that were partially offset by the Company’s interest income of $292,289 (2006: $13,848). For the same period last year the Company recorded net income of $381,606 that essentially consisted of a gain on sale of the Company’s holdings of 1,000,000 common shares of TAG Oil Ltd. (“TAG”) and 7,373,569 shares of AMG Oil Ltd. (“AMG”) totalling $641,581 and $136,842, respectively.

Please refer to the accompanying audited consolidated financial statements for further information.

The increase in G&A relate specifically to the Company’s efforts re-establishing it’s direct operations into international oil and gas exploration. A comparative summary of G&A costs for the last three fiscal years can be found in the consolidated schedules of general and administrative expenses in the accompanying audited consolidated financial statements.

Summary of Quarterly Results

	Three Month Period Ended July 31, 2007 $	Three Month Period Ended April 30, 2007 $	Three Month Period Ended Jan. 31, 2007 $	Three Month Period Ended Oct. 31, 2006 $	Three Month Period Ended July 31, 2006 $	Three Month Period Ended April 30, 2006 $	Three Month Period Ended Jan. 31, 2006 $	Three Month Period Ended Oct. 31, 2005 $
Total Revenue	-	-	-	-	-	-	-	-
Net income (loss) for the period	(177,217)	(870,844)	(70,784)	24,035	(171,629)	(39,419)	176,031	416,623
Basic income (loss) per share	(0.00)	(0.03)	(0.00)	0.00	(0.00)	(0.01)	0.01	0.03
Diluted income (loss) per share	(0.00)	(0.03)	(0.00)	0.00	(0.00)	(0.01)	0.01	0.03

The Company has not had any discontinued operations or extraordinary items in the past two years.

Capital Expenditures
During the 2007 fiscal year, the Company was awarded two new exploration permits (PEP 38348 and PEP 38349) in New Zealand as described above and in Note 4 of the accompanying audited consolidated annual financial statements. As part of the PEP 38348 and 38349 permit conditions the Company committed to carry-out the first year’s work programme, consisting of gelogical and geophysical studies at a cost of approximately $250,000. The Company’s forward work progam requires additional geological and geophysical studies and, prior to November 8, 2008, the Company must acquire a total of 50 square kilometers of 2D seismic at a cost of approximately $1,400,000.

Liquidity and Capital Resources
The Company ended the fourth quarter of the 2007 fiscal year with $8,499,720 (July 31, 2006: $451,969) in cash and $8,485,610 (July 31, 2006: $472,343) in working capital.

The Company started the year with 17,618,083 shares outstanding and on August 30, 2006 the Company completed a private placement financing of 12,972,142 at a price of $0.35 per unit, for proceeds of $4,540,250. Each unit consists of one common share and one warrant to purchase an additional common share at a price of $0.70 for two years from the closing date. At the Company’s option, the expiry date of the warrants can be accelerated to 30 days after the Company gives notice to warrant holders, if the Company’s shares trade at or higher than $1.25 for ten consecutive trading days.

On January 17, 2007, the Company completed another private placement financing of 5,905,000 units at a price of $1.00 per unit, for proceeds of $5,905,000. Each unit consists of one common share and a half share purchase warrant, with each full warrant entitling the holder to purchase an additional common share of the Company at a price of $1.35 for a period of eighteen months. At the Company’s option, and after the applicable resale restricted period has expired, the expiry date of the warrants can be accelerated to 30 days after the Company gives notice to warrant holders, if the Company’s shares trade at or higher than $1.75 for ten consecutive trading days.

During the year ended July 31, 2007, the Company participated in a private placement financing to acquire 1,395,000 shares of Austral Pacific at a price of $1.30 per share. The Company also acquired an additional 180,300 shares of Austral Pacific in the market at prices averaging $1.42. As a result of these investments, the Company owns 3,110,240 shares (10.18%) of Austral Pacific.

For further information on the Company’s investments please refer to Note 3 of the accompanying unaudited consolidated interim financial statements.

Off-Balance Sheet Arrangements and Proposed Transactions
The Company does not have any off-balance sheet arrangements or proposed transactions.

Transactions with Related Parties
Please refer to note 5 of the accompanying audited consolidated financial statements for details of related party transactions during the year ended July 31, 2007 and to the date of this report.

Subsequent Events
On October 17, 2007 the Company appointed Alex P. Guidi as a director.

Recent Accounting Pronouncements - Comprehensive Income, Financial Instruments and Hedges
The Canadian Institiute of Chartered Accountants (“CICA”) issued new standards for Comprehensive Income (CICA 1530), Financial Instruments (CICA 3855) and Hedges (CICA 3865), that become effective for interim and annual financial statements for the Company’s fiscal year end 2008. The new standards bring Canadian rules into line with current rules in the United States. The standards will introduce the concept of Comprehensive Income” to Canadian GAAP and will require that an enterprise: a) classify items of comprehensive income by their nature in the financial statements and b) display the accumulated balance of comprehensive income seperately from retained earnings and additional paid-in capital in the equity section of the statement of financial position. Derivative contracts will be carried on the balance sheet at their mark-to-market value, with any change in value flowing to either net income or comprehensive income. Gains and losses on instruments that are identified as hedges will flow initially to comprehensive income and be brought into net income at the time the underlying hedged item is settled. Any instruments that do not qualify for hedge accounting treatment will be marked-to-market with the tax-effected adjustment flowing through the income statement.

We do not anticipate these standards to have a significant impact on our financial statements.

Disclosure controls and procedures
Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified by securities regulations and that information required to be disclosed is accumulated and communicated to management.

The Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures and have concluded that they are adequate and effective to ensure accurrate and complete disclosure.

Internal Control Over Financial Reporting
The Company’s Chief Executive Officer and Chief Financial Officer are responsible for designing internal controls over financial reporting or causing them to be designed under their supervision. Such controls are intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles.

Management has designed and documented internal controls over financial reporting as at July 31, 2007. The Company has knowledgeable and competent accounting staff to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements. The relatively small number of staff makes the identification and authorization process relatively efficient and, during management’s review of the design of internal control over financial reporting, it was noted that, due to limited number of staff, it is not entirely feasible to achieve optimum segregation of incompatible duties. Management is also aware that in-house expertise to deal with complex taxation, accounting and reporting issues may not be sufficient so the Company utilizes outside professional advisors on taxation, new accounting pronouncements and complex accounting and reporting issues where it feels it is necessary to do so, which is common in companies of similar size. These identified weaknesses may result in the possiblility that a material misstatement may not be detected or prevented. Management and the Board of Directors work to mitigate risks of material misstatement through review and approval of material activities relating to the Company and the Company’s Chief Executive Officer and Chief Financial Officer have concluded that the internal controls over financial reporting have been designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting.

Business Risks and Uncertainties
The Company, like all companies in the international oil and gas sector, is exposed to a variety of risks both through its directly held exploration acreage and through its shareholdings of operating oil and gas companies. These risks include but are not limited to title to oil and gas interests, the uncertainty of finding and acquiring reserves, funding and developing those reserves and finding storage and markets for them. In addition there are commodity price fluctuations, interest and exchange rate changes and changes in government regulations. The oil and gas industry is intensely competitive and the Company must compete against companies that have larger technical and financial resources. The Company works to mitigate these risks by evaluating opportunities for acceptable funding, considering farm-out opportunities that are available to the Company, operating in politically stable countries, aligning itself with joint venture partners with significant international experience and by employing highly skilled personnel. The oil and gas industry is subject to extensive and varying environmental regulations imposed by governments relating to the protection of the environment and the Company is committed to operate safely and in an envoironmentally sensitive manner in all operations.

Additional information relating to the Company is available on www.sedar.com.

CORPORATE INFORMATION

DIRECTORS AND OFFICERS	LEGAL COUNSEL

Peter Loretto, MBA	Lang Michener
President, CEO, Director (1)	Vancouver, British Columbia
Vancouver, British Columbia
AUDITORS
Barry MacNeil
Secretary, CFO, Director	De Visser Gray
Vancouver, British Columbia	Chartered Accountants
Vancouver, British Columbia
Michael Hart
Vancouver, British Columbia (1)	REGISTRAR AND TRANSFER AGENT

David Bennett, Ph.D.	Computershare Investor Services Inc.
Wellington, New Zealand (1)	9th Floor, University Avenue
Toronto, Ontario
Alex P. Guidi	Canada M5J 2Y1
Vancouver, British Columbia	Telephone: 1-800-564-6253
Facsimile: 1-866-249-7775
(1) Member of audit committee	Email: service@computershare.com

CORPORATE OFFICE	SHARE LISTING

999 Canada Place	OTCBB: TOPLF
World Trade Center Suite 404
Vancouver, BC, Canada V6C 3E2	ANNUAL GENERAL MEETING
Telephone: 1-604-682-6496
Facsimile: 1-604-682-1174	The annual general meeting will be held
on January 25, 2008 at the offices
SHAREHOLDER RELATIONS	of Lang Michener, Barristers & Solicitors,
Suite 1500, 1055 West Georgia St.
Telephone: 604-682-6496	Vancouver, B.C. at 10:00am.
Facsimile: 604-682-1174
SHARE CAPITAL
BANKERS
At November 28, 2007 there are 36,545,225
Bank of Montreal	shares issued and outstanding. (Fully diluted
Vancouver, British Columbia	52,819,867)

SUBSIDIARY
DLJ Management Corp.
Orient Petroleum (NZ) Limited
Orient Petroleum (PNG) Limited